Exhibit 99.1

July 30, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER TO RELEASE SECOND QUARTER FINANCIAL RESULTS ON AUGUST 5, 2015; CONFERENCE CALL ON AUGUST 6, 2015

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”, the “Company”) announces that it has scheduled the release of its second quarter 2015 financial results for Wednesday, August 5, 2015 after market close.

A conference call and webcast will be held Thursday, August 6, 2015 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time) to discuss these results. Hosting the call will be Mr. Robert Archer, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration: www.greatpanther.com

U.S. & Canada Toll-Free: 1 866 832 4290

International Toll: +1 919 825 3215

Conference ID : 87686104

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango. Recently, the Company signed a two-year option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and, through the acquisition of Cangold Limited, now holds an option to acquire a 100% interest in the advanced stage Guadalupe de los Reyes Project in Mexico.

For more information, please contact: Spiros Cacos Director Investor Relations Toll free: 1 888 355 1766 Tel: +1 604 638 8955 scacos@greatpanther.com www.greatpanther.com